Exhibit 99.4

{Letterhead}

July 2, 2010

To:           ProUroCare Warrant Holders:

RE:           Warrant Exercise and Warrant Replacement Offering

ProUroCare Medical is offering to certain of its warrant holders a limited-time opportunity to exercise their existing warrants, which are exercisable at $1.30 per share, and receive, in addition to the stock issued as a result of the warrant exercise, a new, three year warrant.  These “replacement warrants” will be exercisable at $1.30 per share and redeemable by ProUroCare anytime after our stock price trades above $4.00 per share for a period of 10 consecutive days.  A summary of the offer is provided beginning on page 1 of the enclosed Offer Letter/Prospectus.

We urge you to review details of this offering and follow the instructions described in the enclosed Offer Letter/Prospectus and Letter of Transmittal if you are interested in taking advantage of this opportunity.  Your prompt attention is requested.  The offer is currently scheduled to expire at 4:00 p.m. Central Time on August 2, 2010.

If you have any questions concerning this offering, please contact your broker, or contact us at 952-698-1161 for assistance.

Sincerely,

/s/Rick Carlson

Rick Carlson
Chief Executive Officer